TAFT STETTINIUS & HOLLISTER LLP
One Indiana Square, Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
Fax: (317) 713-3699
     February 11, 2011
Pamela Long, Assistant Director
Office of Mergers & Acquisition
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 3628
Washington, D.C. 20549

Re:	All American Group, Inc. Amendment No. 3 to Schedule 13E-3 Filed February 11, 2011 File No. 005-19485

Amendment No. 3 to Registration Statement on Form S-4 Filed February 11, 2011 File No. 333-171241
Dear Ms. Long:
     On behalf of All American Group, Inc. (the “Company”), this letter is in response to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filings provided in your letter dated February 11, 2011 (the “Comment Letter”). Our responses are in bold text following the text of each comment.
     1. Please revise to disclose the data underlying the liquidation analysis relied upon by Houlihan Lokey and to show the results of that analysis. We note the information appears on page 14 of the Houlihan Lokey presentation to the special committee. Include also a description of how the liquidation analysis results compare with the per share consideration offered to the company’s security holders.
We have added the requested information beginning on page 37 of the S-4. A cross-reference is also included on page 33.
* * * * * * * * * * * * * *
     Amendment No. 4 to the Schedule 13E-3 statement is being filed concurrently with Amendment No. 4 to the S-4.
     If you have any questions, please call me at 317-713-3468.
Very truly yours,
/s/ Philip L. McCool
Philip L. McCool